IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

ECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for September 28, 2004	333-109272
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on September 28 2004.

CWABS, INC.

By: ______________________
Name: Celia Coulter
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS Revolving Home Equity Loan Trust,
Series 2004-N
Revolving Home Equity Loan Notes, Series 2004-N

ABS New Transaction

Computational Materials

$1,015,227,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST,
Series 2004-N

Revolving Home Equity Loan Asset Backed
Notes, Series 2004-N

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 24, 2004

$1,015,227,000 (Approximate)

Revolving Home Equity Loan Trust (2004-N)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-N

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$506,137,000	LIBOR + 28(3)	2.54 / 2.70	1-73 / 1-143	August 2029	AAA / Aaa
2-A	$509,090,000			*Not Offered Herein*		
Total	$1,015,227,000					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Sponsor and Master Servicer: Countrywide Home Loans, Inc. ("Countrywide").

Depositor: CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).

Custodian: Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).

Note Insurer: Ambac Assurance Corporation ("Ambac")

Indenture Trustee: JP Morgan Chase Bank.

Owner Trustee: Wilmington Trust Company.

Relevant Dates

Expected Closing Date: September 29, 2004.

Expected Settlement Date: September 29, 2004.

Cut-off Date: September 22, 2004.

Interest Period: Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.

Payment Date: The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.

Collection Period: With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans: The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $999,999,084 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 9, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.07% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.18% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-N (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,015,227,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.28%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2
Distributions of Interest:

Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal:

Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related Allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.65]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Allocated Transferor Interest and the related Required Transferor Subordinated Amount. The "Allocated Transferor Interest" for any date of determination, will equal (a) the related Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the class of Notes related to that Loan Group (after giving effect to the distribution of all amounts actually distributed on that class of notes on that date). Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.35]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [2.70]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The Allocated Transferor Interest for each loan group will be less than zero on the Closing Date.

The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 1-A (To Call) [(1)]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.07	5.12	3.12	2.54	2.09	1.74	1.62
MDUR (yr)	5.60	4.77	2.98	2.44	2.02	1.69	1.58
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Jul16	Apr15	Dec11	Nov10	Dec09	Feb09	Oct08

(1) Based on a 15% draw rate.

Class 1-A (To Maturity) [(1)]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.33	5.36	3.31	2.70	2.23	1.87	1.75
MDUR (yr)	5.79	4.95	3.14	2.58	2.15	1.81	1.70
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Nov24	Mar23	May18	Jul16	Jan15	Sep13	Mar13

(1) Based on a 15% draw rate.

ABS New Transaction

Computational Materials

$1,015,227,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-N

Revolving Home Equity Loan Asset Backed Notes, Series 2004-N

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 24, 2004

$1,015,227,000 (Approximate)

Revolving Home Equity Loan Trust (2004-N)

<u>REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-N</u>

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$506,137,000			*Not Offered Herein*		
2-A	$509,090,000	LIBOR + 28(3)	2.54 / 2.70	1-73 / 1-143	August 2029	AAA / Aaa
Total	**$1,015,227,000**					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter:	Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	Ambac Assurance Corporation ("Ambac")
Indenture Trustee:	JP Morgan Chase Bank.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	September 29, 2004.
Expected Settlement Date:	September 29, 2004.
Cut-off Date:	September 22, 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans:	The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $999,999,084(subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 9, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.07% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.18% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-L (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,015,227,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.28%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2
Distributions of Interest:

Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal:

Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related Allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.65]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Allocated Transferor Interest and the related Required Transferor Subordinated Amount. The "Allocated Transferor Interest" for any date of determination, will equal (a) the related Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the class of Notes related to that Loan Group (after giving effect to the distribution of all amounts actually distributed on that class of notes on that date). Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.35]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [2.70]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The Allocated Transferor Interest for each loan group will be less than zero on the Closing Date.

The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 2-A (To Call) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.08	5.13	3.12	2.54	2.09	1.74	1.62
MDUR (yr)	5.60	4.77	2.98	2.44	2.02	1.70	1.58
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Jul16	Apr15	Dec11	Nov10	Dec09	Feb09	Oct08

[1] Based on a 15% draw rate.

Class 2-A (To Maturity) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.33	5.36	3.32	2.70	2.23	1.88	1.75
MDUR (yr)	5.79	4.95	3.14	2.58	2.15	1.82	1.70
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Nov24	Mar23	May18	Jul16	Jan15	Sep13	Mar13

[1] Based on a 15% draw rate.

ABS New Transaction

Computational Materials

$1,015,227,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST,
Series 2004-N

Revolving Home Equity Loan Asset Backed
Notes, Series 2004-N

Countrywide HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 24, 2004

$1,015,227,000 (Approximate)

Revolving Home Equity Loan Trust (2004-N)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-N

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$506,137,000	LIBOR + 28(3)	2.54 / 2.70	1-73 / 1-143	August 2029	AAA / Aaa
2-A	$509,090,000			*Not Offered Herein*		
Total	$1,015,227,000					

(1) Subject to a permitted variance of +/- 10%.
(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.
(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter: Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).

Sponsor and Master Servicer: Countrywide Home Loans, Inc. ("Countrywide").

Depositor: CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).

Custodian: Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).

Note Insurer: Ambac Assurance Corporation ("Ambac")

Indenture Trustee: JP Morgan Chase Bank.

Owner Trustee: Wilmington Trust Company.

Relevant Dates

Expected Closing Date: September 29, 2004.

Expected Settlement Date: September 29, 2004.

Cut-off Date: September 22, 2004.

Interest Period: Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.

Payment Date: The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.

Collection Period: With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans: The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $999,999,084 (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 9, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.07% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.18% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-N (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,015,227,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.28%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest: Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related Allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.65]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Allocated Transferor Interest and the related Required Transferor Subordinated Amount. The "Allocated Transferor Interest" for any date of determination, will equal (a) the related Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the class of Notes related to that Loan Group (after giving effect to the distribution of all amounts actually distributed on that class of notes on that date). Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.35]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [2.70]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The Allocated Transferor Interest for each loan group will be less than zero on the Closing Date.

The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 1-A (To Call) (1)

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.07	5.12	3.12	2.54	2.09	1.74	1.62
MDUR (yr)	5.60	4.77	2.98	2.44	2.02	1.69	1.58
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Jul16	Apr15	Dec11	Nov10	Dec09	Feb09	Oct08

(1) Based on a 15% draw rate.

Class 1-A (To Maturity) (1)

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.33	5.36	3.31	2.70	2.23	1.87	1.75
MDUR (yr)	5.79	4.95	3.14	2.58	2.15	1.81	1.70
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Nov24	Mar23	May18	Jul16	Jan15	Sep13	Mar13

(1) Based on a 15% draw rate.

$498,545,152

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$498,545,152	
Aggregate Credit Limit		$558,630,734	
WA Coupon (Gross)		6.910%	3.000% to 12.125%
WA Margin (Gross)		2.547%	-0.250% to 7.625%
WA Maximum Rate		18.025%	12.000% to 21.000%
Average Principal Balance		$33,058	$1,000 to $165,900
Average Credit Limit		$37,042	$7,500 to $165,900
WA Remaining Term To Scheduled Maturity (months)		298	110 to 352
WA Combined Loan-to-Value Ratio		89.04%	9.39% to 100.00%
Average Credit Utilization Rate		91.44%	0.80% to 100.00%
Origination Period			11/25/1997 to 9/9/2004
Secured by (% of pool)	1st Liens	0.00%	
	2nd Liens	100.00%	
WA Months to First Roll		1	
WA FICO		703	
WA Second Mortgage Ratio		25.31%	3.22% to 100.00%

Top 5 States		Top 5 Prop		Doc Types		Appr Types		Occ Codes		Delinq Status	
CA	20.35%	SFR	72.07%	ALT	30.09%	1004U	57.54%	OO	95.55%	Current	100.00
FL	7.30%	PUD	15.87%	FULL	19.90%	PrpValUp	16.23%	INV	2.72%		
CO	4.23%	CND	9.95%	REDUCE	19.69%	1073C	7.09%	2H	1.72%		
NJ	4.18%	2-4U	1.49%	STREAM	17.88%	2055I	5.59%				
IL	4.03%	UNK	0.62%	SUPERS	12.44%	2055E	4.14%				

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
CWABS Revolving Home Equity Loan Trust, Series 2004-N
Group 1

$498,545,152

Loan Programs

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
HELOC 10YDR/20YRP	$5,899,871	165	1.18	$35,757	5.398	350.98	715	99.8
HELOC 10YDR/0YRP	$334,155	10	0.07	$33,415	5.396	110.00	738	100.0
HELOC 5YDR/5YRP	$445,532	19	0.09	$23,449	7.229	116.13	730	96.7
HELOC 10YDR/15YRP	$491,809,395	14,885	98.65	$33,041	6.929	297.64	703	88.9
HELOC 15YDR/0YRP	$33,000	1	0.01	$33,000	9.000	179.00	720	97.1
HELOC 15YDR/10YRP	$23,200	1	0.00	$23,200	6.000	296.00	736	86.4
	$498,545,152	15,081	100.00	$33,058	6.910	297.98	703	89.0

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$2,970,938	479	0.60	$6,202	6.284	297.35	716	79.4
$10,000.01 - $20,000.00	$53,636,696	3,372	10.76	$15,906	6.987	297.37	703	87.4
$20,000.01 - $30,000.00	$112,213,719	4,381	22.51	$25,614	7.004	297.93	705	90.4
$30,000.01 - $40,000.00	$101,345,336	2,898	20.33	$34,971	7.046	298.08	705	90.6
$40,000.01 - $50,000.00	$83,017,852	1,829	16.65	$45,390	6.934	297.91	706	90.3
$50,000.01 - $60,000.00	$52,772,544	960	10.59	$54,971	6.933	298.22	701	90.9
$60,000.01 - $70,000.00	$33,547,356	521	6.73	$64,390	6.821	298.56	704	90.2
$70,000.01 - $80,000.00	$19,121,669	253	3.84	$75,580	6.659	298.52	684	82.5
$80,000.01 - $90,000.00	$11,084,444	130	2.22	$85,265	6.798	297.63	692	84.2
$90,000.01 - $100,000.00	$13,490,424	139	2.71	$97,053	6.604	298.54	688	79.7
$100,000.01 - $125,000.00	$6,251,981	55	1.25	$113,672	5.969	296.97	708	83.1
$125,000.01 - $150,000.00	$8,441,352	60	1.69	$140,689	5.755	297.44	706	78.8
$150,000.01 - $175,000.00	$650,842	4	0.13	$162,711	5.323	296.98	768	84.6
	$498,545,152	15,081	100.00	$33,058	6.910	297.98	703	89.0

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 3.000	$12,607,050	350	2.53	$36,020	3.000	298.79	703	93.5
3.001 - 3.500	$1,776,876	47	0.36	$37,802	3.250	299.10	696	89.3
3.501 - 4.000	$636,407	18	0.13	$35,356	3.991	299.38	658	78.7
4.001 - 4.500	$21,413,401	620	4.30	$34,538	4.491	297.48	742	70.4
4.501 - 5.000	$36,344,258	967	7.29	$37,585	4.908	299.64	712	75.3
5.001 - 5.500	$19,463,491	458	3.90	$42,497	5.374	301.82	705	81.1
5.501 - 6.000	$31,316,271	889	6.28	$35,226	5.765	300.43	667	75.2
6.001 - 6.500	$45,000,340	1,617	9.03	$27,830	6.344	297.40	724	86.2
6.501 - 7.000	$137,790,268	4,341	27.64	$31,742	6.923	297.45	728	94.7
7.001 - 7.500	$45,798,840	1,437	9.19	$31,871	7.410	297.57	672	90.1
7.501 - 8.000	$86,529,317	2,500	17.36	$34,612	7.980	297.44	700	97.9
8.001 - 8.500	$15,074,122	489	3.02	$30,826	8.282	297.45	709	95.8
8.501 - 9.000	$11,960,799	373	2.40	$32,066	8.822	297.46	673	94.3
9.001 - 9.500	$5,942,097	204	1.19	$29,128	9.218	297.06	677	96.6
9.501 - 10.000	$1,799,960	62	0.36	$29,032	9.869	297.62	684	94.6
10.001 - 10.500	$4,749,420	125	0.95	$37,995	10.267	299.31	632	80.1

$498,545,152

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$19,502,526	562	3.91	$34,702	10.695	296.03	609	79.0
11.001 - 11.500	$628,447	19	0.13	$33,076	11.251	298.03	632	80.4
12.001 - 12.500	$211,462	3	0.04	$70,487	12.125	289.11	579	62.2
	$498,545,152	15,081	100.00	$33,058	6.910	297.98	703	89.0

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
109 - 120	$779,688	29	0.16	$26,886	6.444	113.50	734	98.1
169 - 180	$33,000	1	0.01	$33,000	9.000	179.00	720	97.1
217 - 228	$45,866	2	0.01	$22,933	7.500	220.30	653	90.0
277 - 288	$663,025	28	0.13	$23,679	9.336	286.38	636	83.0
289 - 300	$491,123,704	14,856	98.51	$33,059	6.926	297.66	703	88.9
337 - 348	$8,895	1	0.00	$8,895	6.000	348.00	690	89.8
349 - 360	$5,890,977	164	1.18	$35,921	5.397	350.98	715	99.8
	$498,545,152	15,081	100.00	$33,058	6.910	297.98	703	89.0

Combined Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$36,639	2	0.01	$18,319	5.947	298.93	660	10.0
10.01 - 20.00	$116,667	6	0.02	$19,444	5.704	297.71	726	17.4
20.01 - 30.00	$956,540	26	0.19	$36,790	6.047	297.46	705	26.8
30.01 - 40.00	$1,946,547	68	0.39	$28,626	6.160	297.84	687	35.6
40.01 - 50.00	$6,800,128	198	1.36	$34,344	5.660	297.66	702	45.9
50.01 - 60.00	$12,616,433	346	2.53	$36,464	5.827	297.73	697	56.0
60.01 - 70.00	$33,715,699	931	6.76	$36,214	5.709	297.64	693	66.8
70.01 - 80.00	$55,350,297	1,570	11.10	$35,255	6.014	297.75	680	77.6
80.01 - 90.00	$127,836,433	4,429	25.64	$28,863	7.212	297.58	686	88.6
90.01 - 100.00	$259,169,770	7,505	51.99	$34,533	7.204	298.29	718	98.0
	$498,545,152	15,081	100.00	$33,058	6.910	297.98	703	89.0

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$1,238,151	37	0.25	$33,464	6.398	297.82	712	90.9
AL	$7,822,748	289	1.57	$27,068	7.139	298.18	715	95.3
AZ	$18,258,656	596	3.66	$30,635	6.838	297.90	706	92.1
CA	$101,471,345	2,466	20.35	$41,148	6.988	297.59	692	83.3
CO	$21,100,343	620	4.23	$34,033	6.784	297.99	715	93.6
CT	$5,365,284	150	1.08	$35,769	6.920	297.91	698	86.5
DC	$696,224	18	0.14	$38,679	6.388	297.65	712	88.5
DE	$1,952,271	57	0.39	$34,250	6.478	301.84	702	90.0

$498,545,152

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
FL	$36,383,763	1,177	7.30	$30,912	6.846	297.64	708	90.8
GA	$13,678,291	449	2.74	$30,464	6.763	297.54	705	94.5
HI	$2,789,745	73	0.56	$38,216	6.601	297.86	695	80.5
IA	$2,302,384	95	0.46	$24,236	7.238	300.12	713	95.4
ID	$4,461,258	174	0.89	$25,639	7.165	298.21	710	92.4
L	$20,081,518	621	4.03	$32,337	6.856	298.46	711	91.5
IN	$6,982,406	275	1.40	$25,391	7.120	298.03	705	93.5
KS	$3,328,031	139	0.67	$23,943	6.831	298.19	710	95.0
KY	$4,459,498	165	0.89	$27,027	6.923	299.10	715	94.5
LA	$4,662,338	171	0.94	$27,265	6.950	298.48	704	89.8
MA	$12,246,096	320	2.46	$38,269	6.503	298.25	695	83.4
MD	$12,249,732	320	2.46	$38,280	7.114	298.75	694	87.9
ME	$1,526,754	49	0.31	$31,158	6.606	300.03	696	88.7
MI	$15,593,374	521	3.13	$29,930	6.783	303.73	703	92.1
MN	$7,715,872	236	1.55	$32,694	6.572	297.74	702	89.8
MO	$6,274,071	223	1.26	$28,135	6.837	297.75	704	93.8
MS	$1,739,008	71	0.35	$24,493	7.284	298.92	707	93.6
MT	$1,996,551	62	0.40	$32,202	6.651	298.40	716	89.2
NC	$10,907,365	391	2.19	$27,896	6.869	298.27	714	93.8
ND	$291,573	14	0.06	$20,827	7.749	298.20	680	93.0
NE	$835,082	36	0.17	$23,197	7.506	298.61	699	94.2
NH	$4,206,184	109	0.84	$38,589	6.852	298.74	702	87.5
NJ	$20,846,997	588	4.18	$35,454	6.739	297.39	696	83.6
NM	$2,269,018	78	0.46	$29,090	7.082	298.74	700	91.3
NV	$19,341,568	506	3.88	$38,224	7.154	297.96	700	88.6
NY	$18,002,440	533	3.61	$33,776	6.314	298.79	703	80.7
OH	$12,351,169	434	2.48	$28,459	7.171	297.49	708	93.6
OK	$2,655,514	97	0.53	$27,376	6.896	297.93	704	92.3
OR	$7,668,598	233	1.54	$32,912	7.104	298.11	706	93.5
PA	$16,311,071	572	3.27	$28,516	6.951	297.95	707	90.3
RI	$1,768,853	48	0.35	$36,851	6.393	298.20	708	85.3
SC	$4,108,431	151	0.82	$27,208	7.092	298.38	711	93.1
SD	$633,227	19	0.13	$33,328	6.530	297.66	693	89.1
TN	$6,807,707	258	1.37	$26,386	7.188	296.89	712	95.7
TX	$2,514,366	86	0.50	$29,237	7.244	297.68	722	95.3
UT	$5,625,352	200	1.13	$28,127	7.096	297.63	710	93.5
VA	$15,650,401	445	3.14	$35,169	7.125	297.55	704	90.4
VT	$622,439	21	0.12	$29,640	6.352	308.55	710	93.4
WA	$20,043,171	577	4.02	$34,737	7.054	298.20	708	92.1
WI	$6,280,467	226	1.26	$27,790	7.013	297.94	704	92.2
WV	$1,440,339	54	0.29	$26,673	7.081	243.22	705	95.2
WY	$988,109	31	0.20	$31,874	7.463	297.31	693	88.6
	$498,545,152	15,081	100.00	$33,058	6.910	297.98	703	89.0

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV

$498,545,152

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
821 - 840	$1,187,005	48	0.24	$24,729	6.108	297.91	828	84.1
801 - 820	$5,770,395	207	1.16	$27,876	6.335	297.58	807	85.8
781 - 800	$21,715,809	689	4.36	$31,518	6.345	297.80	789	88.1
761 - 780	$38,326,504	1,221	7.69	$31,389	6.465	298.06	770	90.7
741 - 760	$55,597,764	1,728	11.15	$32,175	6.635	297.88	750	92.0
721 - 740	$67,725,440	2,057	13.58	$32,924	6.692	297.79	730	91.6
701 - 720	$75,812,139	2,226	15.21	$34,058	6.642	298.26	710	92.0
681 - 700	$63,022,017	1,881	12.64	$33,505	6.886	298.06	690	90.2
661 - 680	$62,903,339	1,841	12.62	$34,168	6.998	298.55	670	89.9
641 - 660	$49,612,475	1,517	9.95	$32,704	6.988	297.77	651	84.1
621 - 640	$35,968,618	1,078	7.21	$33,366	7.304	297.73	631	82.0
601 - 620	$11,680,240	333	2.34	$35,076	9.440	296.92	612	79.3
581 - 600	$6,674,331	186	1.34	$35,884	10.453	296.60	591	77.0
561 - 580	$1,676,448	41	0.34	$40,889	10.577	296.21	573	77.2
<= 560	$872,628	28	0.18	$31,165	9.995	300.58	535	82.3
	$498,545,152	15,081	100.00	$33,058	6.910	297.98	703	89.0

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$359,293,958	11,022	72.07	$32,598	6.925	298.06	699	88.3
PUD	$79,140,601	2,252	15.87	$35,142	6.947	297.52	707	91.6
CND	$49,607,344	1,515	9.95	$32,744	6.773	298.08	722	91.6
2-4U	$7,436,546	192	1.49	$38,732	6.740	297.92	700	81.6
UNK	$3,066,704	100	0.62	$30,667	6.926	298.88	713	87.2
	$498,545,152	15,081	100.00	$33,058	6.910	297.98	703	89.0

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.000	$23,324,090	669	4.68	$34,864	4.555	301.30	743	72.5
0.001 - 0.250	$7,279,309	197	1.46	$36,951	4.670	298.30	692	65.8
0.251 - 0.500	$28,752,517	764	5.77	$37,634	4.931	298.59	717	77.0
0.501 - 0.750	$5,730,884	142	1.15	$40,358	5.040	300.72	704	78.9
0.751 - 1.000	$14,000,288	320	2.81	$43,751	5.364	299.97	705	81.6
1.001 - 1.250	$23,423,056	648	4.70	$36,147	5.668	298.36	656	73.1
1.251 - 1.500	$8,905,289	257	1.79	$34,651	5.526	302.46	709	82.1
1.501 - 1.750	$12,032,018	310	2.41	$38,813	6.005	298.21	700	78.2
1.751 - 2.000	$34,745,769	1,360	6.97	$25,548	6.269	297.34	732	89.2
2.001 - 2.250	$29,739,544	966	5.97	$30,786	6.657	297.83	701	89.1
2.251 - 2.500	$109,441,861	3,419	21.95	$32,010	6.938	297.43	735	96.2
2.501 - 2.750	$14,703,079	414	2.95	$35,515	7.061	297.81	700	91.1
2.751 - 3.000	$32,960,156	1,073	6.61	$30,718	7.348	297.60	661	90.0
3.001 - 3.250	$6,886,806	224	1.38	$30,745	6.837	296.45	686	93.7
3.251 - 3.500	$82,018,932	2,341	16.45	$35,036	7.938	297.56	701	98.3

$498,545,152

Gross Margins

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.501 - 3.750	$9,847,657	345	1.98	$28,544	7.999	297.27	707	95.5
3.751 - 4.000	$6,059,217	166	1.22	$36,501	8.025	297.92	708	96.1
4.001 - 4.250	$7,953,498	265	1.60	$30,013	7.974	297.88	673	93.3
4.251 - 4.500	$5,661,846	158	1.14	$35,834	8.339	297.24	673	96.1
4.501 - 4.750	$4,911,431	169	0.99	$29,062	9.018	296.93	681	97.0
4.751 - 5.000	$1,701,750	51	0.34	$33,368	7.380	298.07	655	94.8
5.001 - 5.250	$688,722	26	0.14	$26,489	9.694	297.99	726	94.5
5.251 - 5.500	$1,669,044	56	0.33	$29,804	7.491	297.84	660	96.4
5.501 - 5.750	$1,070,440	29	0.21	$36,912	10.161	297.56	685	84.1
5.751 - 6.000	$222,580	5	0.04	$44,516	8.974	296.85	630	80.9
6.001 - 6.250	$17,578,356	503	3.53	$34,947	10.360	296.97	618	80.0
6.251 - 6.500	$6,262,022	180	1.26	$34,789	10.475	296.14	589	75.8
6.501 - 6.750	$760,618	20	0.15	$38,031	10.906	298.38	631	81.7
6.751 - 7.000	$2,931	1	0.00	$2,931	11.500	300.00	649	90.0
7.501 - 7.750	$211,462	3	0.04	$70,487	12.125	299.11	579	62.2
2.547	**$498,545,152**	**15,081**	**100.00**	**$33,058**	**6.910**	**297.98**	**703**	**89.0**

Utilization Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$409,010	120	0.08	$3,408	5.922	297.25	725	74.2
10.01 - 20.00	$940,127	122	0.19	$7,706	5.614	297.01	741	72.6
20.01 - 30.00	$1,840,065	138	0.37	$13,334	5.844	296.22	719	74.6
30.01 - 40.00	$4,124,816	222	0.83	$18,580	5.858	298.16	720	75.1
40.01 - 50.00	$7,767,147	347	1.56	$22,384	6.129	298.88	709	77.7
50.01 - 60.00	$9,705,798	367	1.95	$26,446	5.963	297.20	710	75.6
60.01 - 70.00	$12,421,179	445	2.49	$27,913	6.224	298.19	704	80.1
70.01 - 80.00	$16,553,262	551	3.32	$30,042	6.379	298.21	700	80.2
80.01 - 90.00	$22,242,580	663	4.46	$33,548	6.281	298.95	699	81.7
90.01 - 100.00	$422,541,168	12,106	84.75	$34,903	7.039	297.92	703	90.8
	$498,545,152	**15,081**	**100.00**	**$33,058**	**6.910**	**297.98**	**703**	**89.0**

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
12.000	$29,385	1	0.01	$29,385	5.250	352.00	732	100.0
15.000	$24,980	1	0.01	$24,980	5.500	352.00	689	100.0
16.000	$11,081,386	396	2.22	$27,983	6.883	298.26	714	93.4
17.000	$38,344,616	1,248	7.69	$30,725	6.886	297.67	709	91.1
18.000	$424,712,784	12,742	85.19	$33,332	6.714	298.06	707	89.3
21.000	$24,352,002	693	4.88	$35,140	10.389	296.73	610	78.6
18.025	**$498,545,152**	**15,081**	**100.00**	**$33,058**	**6.910**	**297.98**	**703**	**89.0**

$498,545,152

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$429,054	58	0.09	$7,397	6.589	297.58	695	83.5
$10,000.01 - $20,000.00	$43,016,400	2,823	8.63	$15,238	7.127	297.34	702	88.9
$20,000.01 - $30,000.00	$106,459,566	4,409	21.35	$24,146	7.068	297.88	705	91.3
$30,000.01 - $40,000.00	$97,932,446	2,984	19.64	$32,819	7.087	297.98	705	91.4
$40,000.01 - $50,000.00	$87,913,131	2,138	17.63	$41,119	6.907	297.84	706	89.2
$50,000.01 - $60,000.00	$53,270,439	1,044	10.69	$51,025	6.981	298.44	701	91.1
$60,000.01 - $70,000.00	$33,556,482	582	6.73	$57,657	6.854	298.47	704	91.0
$70,000.01 - $80,000.00	$21,353,153	348	4.28	$61,360	6.524	298.62	688	81.9
$80,000.01 - $90,000.00	$12,994,798	184	2.61	$70,624	6.769	298.53	691	85.0
$90,000.01 - $100,000.00	$22,287,193	310	4.47	$71,894	6.357	298.10	694	77.0
$100,000.01 - $125,000.00	$7,090,472	85	1.42	$83,417	5.926	297.07	707	82.5
$125,000.01 - $150,000.00	$11,298,019	109	2.27	$103,633	5.665	297.41	712	77.5
$150,000.01 - $175,000.00	$946,001	7	0.19	$135,143	5.397	295.89	762	87.2
	$498,545,152	15,081	100.00	$33,058	6.910	297.98	703	89.0

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Second	$498,545,152	15,081	100.00	$33,058	6.910	297.98	703	89.0
	$498,545,152	15,081	100.00	$33,058	6.910	297.98	703	89.0

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$498,545,152	15,081	100.00	$33,058	6.910	297.98	703	89.0
	$498,545,152	15,081	100.00	$33,058	6.910	297.98	703	89.0

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1997	$26,042	1	0.01	$26,042	7.500	219.00	655	90.0
1998	$19,824	1	0.00	$19,824	7.500	222.00	651	90.0
2002	$43,800	1	0.01	$43,800	7.000	278.00	741	100.0
2003	$12,499,680	356	2.51	$35,111	6.885	303.52	691	93.7
2004	$485,955,807	14,722	97.47	$33,009	6.911	297.84	703	88.9
	$498,545,152	15,081	100.00	$33,058	6.910	297.98	703	89.0

ABS New Transaction

Computational Materials

$1,015,227,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-N

Revolving Home Equity Loan Asset Backed Notes, Series 2004-N

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: September 24, 2004

$1,015,227,000 (Approximate)

Revolving Home Equity Loan Trust (2004-N)

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-N

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
1-A	$506,137,000			*Not Offered Herein*		
2-A	$509,090,000	LIBOR + 28(3)	2.54 / 2.70	1-73 / 1-143	August 2029	AAA / Aaa
Total	$1,015,227,000					

(1) Subject to a permitted variance of +/- 10%.

(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of September 29, 2004.

(3) Subject to the lesser of (a) a fixed cap of 16.00% and (b) the related Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter:	Countrywide Securities Corporation (Lead Manager) and Greenwich Capital Markets, Inc. (Co-Manager).
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	Ambac Assurance Corporation ("Ambac")
Indenture Trustee:	JP Morgan Chase Bank.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	September 29, 2004.
Expected Settlement Date:	September 29, 2004.
Cut-off Date:	September 22, 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through November 14, 2004.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing November 15, 2004.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of October 2004.

The Mortgage Loans

Description of Mortgage Loans:	The Trust will consist of two groups of home equity revolving credit line loans made or to be made in the future under certain home equity revolving credit line loan agreements (the "Group 1 Mortgage Loans" and "Group 2 Mortgage Loans"). The Group 1 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties with conforming loan balances based on maximum credit limits and will bear interest at rates that adjust based on the prime rate. The Group 2 Mortgage Loans will be secured by second deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate. The original principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related loan group transferred to the Trust on the closing date.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of approximately $999,999,084(subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of September 9, 2004. However, the characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. Approximately 0.07% of the Group 1 Mortgage Loans require a balloon repayment at the end of the Draw Period and approximately 0.18% of the Group 2 Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Class 1-A and Class 2-A Notes (together, the "Notes") will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-L (the "Trust"). As of the Closing Date, the aggregate principal balance of both classes of the Notes will be $1,015,227,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, each class of Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.28%, (b) the Net WAC of the Mortgage Loans in the related Loan Group, and (c) 16.00%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Group 1 or Group 2 Mortgage Loans shall mean the weighted average of the loan rates of the Group 1 or Group 2 Mortgage Loans (as applicable), weighted on the basis of the daily average balance of each Mortgage Loan in the applicable loan group during the related billing cycle before the Collection Period relating to the Payment Date, net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium rate times a fraction, the numerator, which is the Note principal balance of the applicable class of Notes and the denominator of which is the related Loan Group Balance, and (iii) commencing with the Payment Date in November 2005, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the November 2005 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for either Class of Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on such Notes during the related Interest Accrual Period without giving effect to the related Net WAC cap, over (b) the amount of interest that actually accrued on such Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the related Mortgage Loans as set forth in "Group 1 Distributions of Interest" or "Group 2 Distributions of Interest" (as applicable), below.

Group 1 Distributions of Interest: Investor interest collections related to the Group 1 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 1 Mortgage Loans;
2. Accrued monthly interest on the Class 1-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
6. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 1 Mortgage Loans;
8. Paydown of the Class 1-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 2-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 2 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 1 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 1-A Notes;
12. Basis Risk Carryforward related to the Class 1-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 2 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Group 2 Distributions of Interest: Investor interest collections related to the Group 2 Mortgage Loans are to be applied in the following order of priority:

1. Note insurance policy premium of Ambac with respect to the Group 2 Mortgage Loans;
2. Accrued monthly interest on the Class 2-A Notes at the related Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date;
4. To the Class 2-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for such Payment Date, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
6. To the Class 1-A Notes in respect of Investor Loss Amounts allocable to such Notes (as described below) for previous Payment Dates, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans and not previously reimbursed;
7. Reimbursement to Ambac for prior draws on its insurance policy (with interest thereon) relating to the Group 2 Mortgage Loans;
8. Paydown of the Class 2-A Notes to create and maintain the required level of overcollateralization;
9. Paydown of the Class 1-A Notes to maintain (but not to create) the required level of overcollateralization, to the extent not covered by Investor Interest Collections related to the Group 1 Mortgage Loans;
10. Payment of any other amounts owed to Ambac with respect to the Group 2 Mortgage Loans;
11. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement with respect to the Class 2-A Notes;
12. Basis Risk Carryforward related to the Class 2-A Notes;
13. Reimbursement to Ambac for prior draws on its insurance policy and any other amount owed to Ambac, in each case with respect to Group 1 Mortgage Loans; and
14. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal related to the Mortgage Loans in each loan group are to be applied to the related class of Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of a class of Notes for each Payment Date will equal, to the extent funds are available from the related Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below) for those Notes, and (ii) principal collections from the related Mortgage Loans relating to such Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the related Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on those Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" for each class of Notes shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in October 2009.

The "Investor Fixed Allocation Percentage" for any Payment Date and each Class of Notes will be calculated as follows: (i) on any date on which the related Allocated Transferor Interest is less than the related Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the related Allocated Transferor Interest equals or exceeds the related Required Transferor Subordinated Amount, [98.65]%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of each class of Notes will be equal to the related Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of both classes of Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes of both classes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. For any Loan Group, its Excess Interest Collections are the related investor interest collections minus the sum of (a) the interest paid to the related class of Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans in that loan group, and (c) the premium paid to the Note Insurer allocable to that Loan Group. Investor Interest Collections from a loan group will be available to cover losses on the Mortgage Loans in the related loan group first and then, if necessary, in the unrelated loan group.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Allocated Transferor Interest related to each loan group will be available to provide limited protection against Investor Loss Amounts in such loan group (as defined below) up to the Available Transferor Subordinated Amount for such loan group. The "Available Transferor Subordinated Amount" for each loan group is, for any Payment Date, the lesser of the related Allocated Transferor Interest and the related Required Transferor Subordinated Amount. The "Allocated Transferor Interest" for any date of determination, will equal (a) the related Loan Group Balance of the related Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance of the class of Notes related to that Loan Group (after giving effect to the distribution of all amounts actually distributed on that class of notes on that date). Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" for each loan group will be (i) prior to the step-down date, [1.35]% of the Cut-off Date Balance of the related Mortgage Loans and (ii) on or after the step-down date and so long as a trigger event is not in effect, [2.70]% of the then current unpaid principal balance of the related Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the related Mortgage Loans). The Allocated Transferor Interest for each loan group will be less than zero on the Closing Date.

   The initial aggregate principal balance of each class of Notes will exceed the aggregate Cut-off Date principal balance of the Mortgage Loans in the related Loan Group transferred to the issuer on the closing date. This excess represents an undercollateralization of approximately 1.50% of the original principal balance of the Notes.

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date and each Class of Notes, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date and such Notes, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from Mortgage Loans in the relevant loan group. The "Investor Floating Allocation Percentage," for any Payment Date and each loan group shall be the lesser of 100% and a fraction, the numerator of which is the related Note Principal Balance and the denominator of which is the Loan Group Balance of the related Mortgage Loans at the beginning of the related Collection Period. The "Loan Group Balance" for each loan group and any date is the aggregate of the principal balances of the related Mortgage Loans as of such date. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be ERISA eligible. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will not constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class 2-A (To Call) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.08	5.13	3.12	2.54	2.09	1.74	1.62
MDUR (yr)	5.60	4.77	2.98	2.44	2.02	1.70	1.58
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Jul16	Apr15	Dec11	Nov10	Dec09	Feb09	Oct08

[1] Based on a 15% draw rate.

Class 2-A (To Maturity) [1]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	28	28	28	28	28	28	28
WAL (yr)	6.33	5.36	3.32	2.70	2.23	1.88	1.75
MDUR (yr)	5.79	4.95	3.14	2.58	2.15	1.82	1.70
Principal Window Beginning	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04	Nov04
Principal Window End	Nov24	Mar23	May18	Jul16	Jan15	Sep13	Mar13

[1] Based on a 15% draw rate.

Countrywide SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
Countrywide Asset Backed Notes, Series 2004-N
Group 2

$501,453,931

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range
Aggregate Principal Balance		$501,453,931	
Aggregate Credit Limit		$593,768,887	
WA Coupon (Gross)		6.537%	3.000% to 11.250%
WA Margin (Gross)		2.119%	-0.990% to 6.750%
WA Maximum Rate		17.986%	11.949% to 21.000%
Average Principal Balance		$85,209	$1,000 to $1,519,121
Average Credit Limit		$100,895	$7,500 to $2,000,000
WA Remaining Term To Scheduled Maturity (months)		298	86 to 352
WA Combined Loan-to-Value Ratio		87.48%	8.66% to 100.00%
Average Credit Utilization Rate		88.89%	0.40% to 100.00%
Origination Period			10/15/2001 to 9/8/2004
Secured by (% of pool)	1st Liens	0.00%	
	2nd Liens	100.00%	
WA Months to First Roll		1	
WA FICO		711	
WA Second Mortgage Ratio		28.55%	1.87% to 100.00%

Top 5 States		Top 5 Prop		Doc Types		Appr Types		Occ Codes		Delinq Status	
CA	55.99%	SFR	67.08%	REDUCE	42.73%	1004U	77.29%	OO	94.60%	Current	100.00
FL	5.60%	PUD	21.20%	FULL	18.94%	1073C	6.80%	INV	3.19%		
NY	4.53%	CND	6.85%	ALT	18.50%	PrpValUp	4.23%	2H	2.21%		
NJ	3.69%	2-4U	3.99%	SUPERS	10.07%	2055I	4.08%				
MA	3.30%	UNK	0.88%	STREAM	9.75%	1025	3.05%				

Countrywide SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
Countrywide Asset Backed Notes, Series 2004-N
Group 2

$501,453,931

Loan Programs								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
HELOC 10YDR/20YRP	$2,556,338	45	0.51	$56,808	4.996	350.92	712	100.0
HELOC 10YDR/0YRP	$904,340	13	0.18	$69,565	5.603	107.14	735	100.0
HELOC 5YDR/5YRP	$58,750	1	0.01	$58,750	7.000	118.00	815	95.0
HELOC 10YDR/15YRP	$497,873,429	5,825	99.29	$85,472	6.546	297.75	711	87.4
HELOC 15YDR/10YRP	$61,076	1	0.01	$61,076	7.250	298.00	656	89.5
	$501,453,931	5,885	100.00	$85,209	6.537	297.65	711	87.5

Principal Balances								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$503,796	94	0.10	$5,360	5.973	297.16	715	80.9
$10,000.01 - $20,000.00	$4,724,642	296	0.94	$15,962	6.594	298.63	707	83.2
$20,000.01 - $30,000.00	$10,401,945	402	2.07	$25,875	6.720	298.35	702	85.6
$30,000.01 - $40,000.00	$17,122,730	471	3.41	$36,354	6.558	297.89	709	86.4
$40,000.01 - $50,000.00	$26,379,049	578	5.26	$45,638	6.554	296.91	705	86.2
$50,000.01 - $60,000.00	$35,167,641	631	7.01	$55,733	6.741	297.47	714	89.5
$60,000.01 - $70,000.00	$39,686,583	606	7.91	$65,489	6.882	297.60	719	91.5
$70,000.01 - $80,000.00	$48,110,126	642	9.59	$74,938	6.978	298.22	711	92.3
$80,000.01 - $90,000.00	$37,150,862	436	7.41	$85,208	7.029	297.34	711	91.7
$90,000.01 - $100,000.00	$49,217,701	507	9.81	$97,076	6.868	297.41	705	89.5
$100,000.01 - $125,000.00	$42,589,259	379	8.49	$112,373	6.697	298.00	713	90.9
$125,000.01 - $150,000.00	$47,608,069	336	9.49	$141,691	6.393	297.48	707	85.2
$150,000.01 - $175,000.00	$15,889,669	97	3.17	$163,811	6.346	297.93	711	86.4
$175,000.01 - $200,000.00	$16,891,134	89	3.37	$189,788	6.043	297.79	714	83.3
$200,000.01 - $225,000.00	$13,817,295	65	2.76	$212,574	6.224	297.45	713	85.9
$225,000.01 - $250,000.00	$15,605,013	65	3.11	$240,077	5.858	297.66	711	80.2
$250,000.01 - $275,000.00	$7,106,811	27	1.42	$263,215	5.926	297.03	716	84.7
$275,000.01 - $300,000.00	$12,242,005	42	2.44	$291,476	6.038	298.13	708	78.4
$300,000.01 - $325,000.00	$4,361,317	14	0.87	$311,523	6.420	297.43	738	82.2
$325,000.01 - $350,000.00	$7,170,169	21	1.43	$341,437	5.831	298.28	714	82.2
$350,000.01 - $375,000.00	$2,180,600	6	0.43	$363,433	4.892	297.33	741	90.1
$375,000.01 - $400,000.00	$4,291,254	11	0.86	$390,114	5.814	297.83	699	83.2
$400,000.01 - $425,000.00	$2,889,285	7	0.58	$412,755	6.560	297.28	728	85.9
$425,000.01 - $450,000.00	$3,075,050	7	0.61	$439,293	5.000	298.14	726	80.0
$450,000.01 - $475,000.00	$1,401,111	3	0.28	$467,037	6.313	294.27	697	95.8
$475,000.01 - $500,000.00	$7,464,210	15	1.49	$497,614	5.702	298.27	742	79.6
$500,000.01 - $525,000.00	$1,549,250	3	0.31	$516,417	7.047	298.00	707	83.4
$525,000.01 - $550,000.00	$2,708,798	5	0.54	$541,760	6.474	297.80	711	71.8
$550,000.01 - $575,000.00	$564,000	1	0.11	$564,000	6.625	297.00	650	80.0
$575,000.01 - $600,000.00	$2,386,539	4	0.48	$596,635	6.222	298.00	724	92.5
$600,000.01 - $625,000.00	$611,840	1	0.12	$611,840	6.625	299.00	657	80.0
$625,000.01 - $650,000.00	$650,000	1	0.13	$650,000	6.750	299.00	664	87.8
$650,000.01 - $675,000.00	$660,632	1	0.13	$660,632	3.750	297.00	730	80.0
$675,000.01 - $700,000.00	$2,767,509	4	0.55	$691,877	5.857	296.99	730	81.5
$700,000.01 - $725,000.00	$710,001	1	0.14	$710,001	7.375	299.00	723	95.0
$725,000.01 - $750,000.00	$4,485,247	6	0.89	$747,541	5.502	297.50	726	80.8
$775,000.01 - $800,000.00	$800,000	1	0.16	$800,000	8.000	299.00	652	85.0

$501,453,931

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$850,000.01 - $875,000.00	$868,897	1	0.17	$868,897	4.000	298.00	755	67.5
$875,000.01 - $900,000.00	$1,799,003	2	0.36	$899,501	5.312	297.50	707	89.6
$900,000.01 - $925,000.00	$917,200	1	0.18	$917,200	7.750	298.00	702	90.0
$925,000.01 - $950,000.00	$950,000	1	0.19	$950,000	5.500	299.00	625	55.7
$950,000.01 - $975,000.00	$958,568	1	0.19	$958,568	4.875	291.00	765	100.0
$975,000.01 - $1,000,000.00	$2,000,000	2	0.40	$1,000,000	6.250	298.00	708	82.6
> $1,000,000.00	$3,019,121	2	0.60	$1,509,560	4.500	296.48	678	80.7
	$501,453,931	5,885	100.00	$85,209	6.537	297.65	711	87.5

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 3.000	$8,403,334	121	1.68	$69,449	3.000	298.78	709	91.1
3.001 - 3.500	$1,743,285	19	0.35	$91,752	3.250	299.30	704	87.0
3.501 - 4.000	$3,854,494	17	0.77	$226,735	3.905	297.44	756	72.2
4.001 - 4.500	$40,786,052	364	8.13	$112,050	4.483	296.41	731	78.8
4.501 - 5.000	$48,082,870	495	9.59	$97,137	4.914	298.46	726	77.0
5.001 - 5.500	$51,897,003	488	10.35	$106,346	5.364	298.61	710	80.0
5.501 - 6.000	$30,579,423	324	6.10	$94,381	5.807	297.55	685	79.3
6.001 - 6.500	$41,630,801	581	8.30	$71,654	6.355	296.30	717	87.2
6.501 - 7.000	$93,340,719	1,225	18.61	$76,197	6.860	297.51	725	91.8
7.001 - 7.500	$61,401,981	790	12.24	$77,724	7.307	297.84	698	91.0
7.501 - 8.000	$72,595,997	860	14.48	$84,414	7.964	297.79	712	97.0
8.001 - 8.500	$20,833,523	222	4.15	$93,845	8.299	297.82	704	95.0
8.501 - 9.000	$12,034,851	151	2.40	$79,701	8.878	297.90	683	95.5
9.001 - 9.500	$3,685,819	57	0.74	$64,663	9.288	297.88	680	95.8
9.501 - 10.000	$1,135,560	16	0.23	$70,972	9.762	297.59	704	88.9
10.001 - 10.500	$2,182,245	33	0.44	$66,129	10.301	298.96	640	83.8
10.501 - 11.000	$7,100,976	119	1.42	$59,672	10.688	296.59	608	82.1
11.001 - 11.500	$165,000	3	0.03	$55,000	11.250	299.09	641	78.5
	$501,453,931	5,885	100.00	$85,209	6.537	297.65	711	87.5

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
85 - 96	$99,745	1	0.02	$99,745	4.500	86.00	700	100.0
109 - 120	$863,345	13	0.17	$66,411	5.826	110.32	745	99.7
277 - 288	$350,297	11	0.07	$31,845	8.058	286.77	672	85.5
289 - 300	$497,584,207	5,815	99.23	$85,569	6.545	297.76	711	87.4
337 - 348	$35,791	2	0.01	$17,896	6.500	347.45	672	100.0
349 - 360	$2,520,546	43	0.50	$58,617	4.975	350.97	713	100.0
	$501,453,931	5,885	100.00	$85,209	6.537	297.66	711	87.5

Countrywide
SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for

Countrywide Asset Backed Notes, Series 2004-N
Group 2

$501,453,931

Combined Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$61,466	1	0.01	$61,466	7.500	297.00	730	8.7
10.01 - 20.00	$44,000	1	0.01	$44,000	4.500	297.00	789	16.3
20.01 - 30.00	$61,770	2	0.01	$30,885	5.887	298.81	730	25.6
30.01 - 40.00	$2,487,673	22	0.50	$113,076	5.048	297.61	736	35.3
40.01 - 50.00	$2,725,281	35	0.54	$77,865	4.971	297.68	716	47.2
50.01 - 60.00	$11,184,250	114	2.23	$98,107	5.320	297.95	700	55.4
60.01 - 70.00	$40,262,902	397	8.03	$101,418	5.224	297.92	714	66.5
70.01 - 80.00	$85,408,678	825	17.03	$103,526	5.529	297.94	705	77.7
80.01 - 90.00	$155,383,984	2,055	30.99	$75,613	6.804	297.91	702	88.6
90.01 - 100.00	$203,833,927	2,433	40.65	$83,779	7.121	297.27	721	97.9
	$501,453,931	5,885	100.00	$85,209	6.537	297.65	711	87.5

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$430,086	7	0.09	$61,441	7.208	298.39	681	94.0
AL	$1,522,584	27	0.30	$56,392	6.526	298.01	723	90.2
AZ	$7,674,457	94	1.53	$81,643	6.677	298.03	703	89.6
CA	$280,749,918	3,035	55.99	$92,504	6.571	297.67	711	86.6
CO	$11,715,442	149	2.34	$78,627	6.205	298.00	717	90.2
CT	$5,054,880	43	1.01	$117,555	5.780	298.28	731	78.5
DC	$1,137,724	14	0.23	$81,266	7.035	297.58	700	91.2
DE	$319,271	8	0.06	$39,909	7.585	298.07	698	90.8
FL	$28,074,337	303	5.60	$92,655	6.577	298.15	707	90.2
GA	$4,461,098	65	0.89	$68,632	6.403	298.56	708	90.6
HI	$7,112,547	90	1.42	$79,028	6.616	297.97	714	84.2
IA	$61,119	2	0.01	$30,560	6.712	298.00	711	91.5
ID	$908,977	17	0.18	$53,469	6.845	297.52	738	95.7
IL	$16,100,016	176	3.21	$91,477	6.210	298.00	716	87.3
IN	$1,297,543	26	0.26	$49,905	6.311	298.12	713	89.2
KS	$262,811	6	0.05	$43,802	6.908	298.34	709	92.5
KY	$748,831	16	0.15	$46,802	6.953	288.71	681	93.7
LA	$926,579	17	0.18	$54,505	7.131	297.54	706	92.0
MA	$16,554,694	182	3.30	$90,960	6.435	298.76	711	87.5
MD	$7,130,901	93	1.42	$76,676	6.474	299.94	691	85.5
ME	$590,193	6	0.12	$98,366	6.976	295.61	710	95.2
MI	$3,329,107	55	0.66	$60,529	6.351	304.12	703	90.0
MN	$2,549,472	43	0.51	$59,290	6.762	297.88	708	89.2
MO	$768,272	13	0.15	$59,098	6.140	298.66	732	85.6
MS	$139,557	2	0.03	$69,779	7.287	297.29	718	98.6
MT	$144,599	2	0.03	$72,300	8.622	297.62	693	85.6
NC	$2,241,169	45	0.45	$49,804	6.814	298.18	707	90.9
ND	$81,246	1	0.02	$81,246	6.875	297.00	701	89.5
NE	$224,931	4	0.04	$56,233	6.830	310.64	742	91.9
NH	$1,093,724	13	0.22	$84,133	5.962	302.95	717	77.6
NJ	$18,486,761	258	3.69	$71,654	6.450	297.12	710	87.2
NM	$343,425	4	0.07	$85,856	5.177	293.62	767	93.4

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

$501,453,931

Geographic Distribution								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
NV	$13,346,702	185	2.66	$72,144	7.086	297.92	713	90.1
NY	$22,713,633	270	4.53	$84,125	6.312	298.00	712	87.5
OH	$2,972,375	57	0.59	$52,147	6.629	297.11	721	92.3
OK	$332,563	9	0.07	$36,951	7.642	298.00	701	90.7
OR	$2,575,356	35	0.51	$73,582	7.140	298.46	712	92.7
PA	$5,121,845	65	1.02	$78,798	6.189	295.15	719	90.6
RI	$861,185	11	0.17	$78,290	6.740	297.93	725	92.3
SC	$1,091,445	14	0.22	$77,960	6.699	297.29	725	93.4
SD	$25,632	1	0.01	$25,632	7.000	298.00	715	100.0
TN	$885,090	22	0.18	$40,231	7.381	297.68	721	95.9
TX	$643,948	12	0.13	$53,662	6.925	298.51	754	95.0
UT	$1,273,742	21	0.25	$60,654	7.107	297.74	736	88.2
VA	$12,733,504	167	2.54	$76,249	6.525	297.00	716	89.2
VT	$12,085	1	0.00	$12,085	4.875	298.00	728	66.6
WA	$12,528,670	159	2.50	$78,784	6.475	297.13	715	89.4
WI	$1,375,363	29	0.27	$47,426	6.320	291.24	711	88.4
WV	$128,436	3	0.03	$42,812	7.000	215.66	766	95.0
WY	$598,086	8	0.12	$74,761	5.395	298.29	716	67.0
	$501,453,931	5,885	100.00	$85,209	6.537	297.65	711	87.5

FICO Ranges								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
821 - 840	$1,327,429	15	0.26	$88,495	5.337	297.57	828	83.4
801 - 820	$5,659,497	68	1.13	$83,228	6.075	295.84	809	87.4
781 - 800	$25,470,118	279	5.08	$91,291	5.948	296.91	789	86.8
761 - 780	$47,556,429	547	9.48	$86,940	6.216	297.29	770	88.0
741 - 760	$58,465,983	711	11.66	$82,231	6.298	297.58	750	87.7
721 - 740	$78,924,718	925	15.74	$85,324	6.474	297.98	730	89.3
701 - 720	$84,931,011	1,011	16.94	$84,007	6.514	297.39	710	88.6
681 - 700	$69,056,022	766	13.77	$90,151	6.604	297.75	691	87.8
661 - 680	$59,281,833	681	11.82	$87,051	6.581	298.11	670	87.0
641 - 660	$37,343,315	434	7.45	$86,045	6.935	298.03	651	84.6
621 - 640	$23,611,351	312	4.71	$75,677	7.046	297.99	631	82.9
601 - 620	$6,584,202	80	1.31	$82,303	7.844	296.95	613	85.4
581 - 600	$2,205,155	35	0.44	$63,004	10.440	296.51	592	81.2
561 - 580	$469,700	12	0.09	$39,142	10.114	297.00	572	77.9
<= 560	$567,169	9	0.11	$63,019	10.705	297.40	541	81.9
	$501,453,931	5,885	100.00	$85,209	6.537	297.65	711	87.5

Property Type Group								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$336,382,025	3,930	67.08	$85,593	6.489	297.53	710	87.0
PUD	$106,324,909	1,205	21.20	$88,236	6.542	297.89	711	87.9

Countrywide SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for
Countrywide Asset Backed Notes, Series 2004-N
Group 2

$501,453,931

Property Type Group								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
CND	$34,337,285	487	6.85	$70,508	6.727	298.05	724	90.2
2-4U	$20,012,094	219	3.99	$91,379	6.994	297.77	715	89.5
UNK	$4,397,618	44	0.88	$99,946	6.500	298.12	736	85.2
	$501,453,931	5,885	100.00	$85,209	6.537	297.65	711	87.5

Gross Margins								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.000	$45,047,417	386	8.98	$116,703	4.429	297.27	735	78.4
0.001 - 0.250	$6,416,127	80	1.28	$80,202	4.710	297.74	709	71.5
0.251 - 0.500	$41,617,846	411	8.30	$101,260	4.920	297.78	728	77.3
0.501 - 0.750	$18,637,810	181	3.72	$102,971	5.049	298.79	715	79.1
0.751 - 1.000	$34,734,539	324	6.93	$107,205	5.425	298.41	708	80.6
1.001 - 1.250	$18,786,275	220	3.75	$85,392	5.627	298.38	675	76.7
1.251 - 1.500	$13,026,526	120	2.60	$108,554	5.799	296.47	703	84.4
1.501 - 1.750	$12,826,445	141	2.56	$90,968	5.974	293.71	705	84.1
1.751 - 2.000	$30,341,789	464	6.05	$65,392	6.352	297.58	723	88.8
2.001 - 2.250	$31,218,219	413	6.23	$75,589	6.670	297.93	709	88.1
2.251 - 2.500	$63,239,348	829	12.61	$76,284	6.883	297.35	732	93.6
2.501 - 2.750	$40,620,196	509	8.10	$79,804	7.140	297.87	711	91.6
2.751 - 3.000	$22,173,703	301	4.42	$73,667	7.361	297.86	674	90.1
3.001 - 3.250	$8,429,488	89	1.68	$94,713	7.318	298.04	698	92.2
3.251 - 3.500	$65,486,341	790	13.06	$82,894	7.951	297.78	713	97.6
3.501 - 3.750	$12,034,626	140	2.40	$85,962	8.076	297.82	705	94.8
3.751 - 4.000	$9,079,886	87	1.81	$104,367	8.430	297.83	702	95.4
4.001 - 4.250	$4,984,347	67	0.99	$74,393	8.498	297.96	688	93.5
4.251 - 4.500	$7,704,559	93	1.54	$82,845	8.630	297.90	678	96.7
4.501 - 4.750	$1,963,789	33	0.39	$59,509	9.163	298.15	690	96.2
4.751 - 5.000	$1,931,413	26	0.39	$74,285	8.734	297.72	668	95.2
5.001 - 5.250	$994,244	14	0.20	$71,017	9.588	297.37	716	91.6
5.251 - 5.500	$191,167	4	0.04	$47,792	8.903	298.80	633	77.9
5.501 - 5.750	$508,942	8	0.10	$63,618	10.195	296.60	681	83.2
5.751 - 6.000	$398,059	5	0.08	$79,612	10.375	298.63	654	87.0
6.001 - 6.250	$6,693,434	108	1.33	$61,976	10.131	297.49	618	83.4
6.251 - 6.500	$2,202,395	39	0.44	$56,472	10.700	296.64	583	77.7
6.501 - 6.750	$165,000	3	0.03	$55,000	11.250	299.09	641	78.5
2.119	$501,453,931	5,885	100.00	$85,209	6.537	297.65	711	87.5

Utilization Range								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$906,886	80	0.18	$11,336	5.212	297.46	733	73.0
10.01 - 20.00	$3,003,966	114	0.60	$26,351	5.538	297.95	727	74.4
20.01 - 30.00	$4,053,528	120	0.81	$33,779	5.580	297.29	727	77.8
30.01 - 40.00	$5,242,045	117	1.05	$44,804	5.516	297.98	728	79.3

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final offering materials.

Countrywide SECURITIES CORPORATION
A Countrywide Capital Markets Company

Computational Material for

Countrywide Asset Backed Notes, Series 2004-N
Group 2

$501,453,931

Utilization Range								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
40.01 - 50.00	$7,591,758	145	1.51	$52,357	5.812	297.60	717	79.3
50.01 - 60.00	$10,724,511	157	2.14	$68,309	5.560	297.81	715	76.8
60.01 - 70.00	$15,536,693	172	3.10	$90,330	5.628	297.69	716	79.4
70.01 - 80.00	$21,167,919	205	4.22	$103,258	5.719	296.84	714	83.3
80.01 - 90.00	$23,882,640	235	4.76	$101,628	5.692	297.04	717	83.7
90.01 - 100.00	$409,343,985	4,540	81.63	$90,164	6.735	297.73	710	89.0
	$501,453,931	5,885	100.00	$85,209	6.537	297.65	711	87.5

Lifetime Rate Cap								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.949	$285,324	1	0.06	$285,324	4.500	299.00	681	61.7
16.000	$2,474,247	47	0.49	$52,644	6.775	297.92	709	91.3
17.000	$28,386,816	311	5.66	$91,276	6.593	297.51	708	90.2
18.000	$460,982,090	5,373	91.93	$85,796	6.460	297.67	714	87.4
21.000	$9,325,454	153	1.86	$60,951	10.145	297.13	612	81.3
17.986	$501,453,931	5,885	100.00	$85,209	6.537	297.65	711	87.5

Draw Limit Range								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$16,939	3	0.00	$5,646	5.873	297.76	716	76.9
$10,000.01 - $20,000.00	$2,347,932	149	0.47	$15,758	7.189	299.31	697	87.6
$20,000.01 - $30,000.00	$6,525,431	267	1.30	$24,440	7.242	298.30	692	88.8
$30,000.01 - $40,000.00	$12,160,533	361	2.43	$33,686	6.795	297.58	707	88.8
$40,000.01 - $50,000.00	$23,835,713	587	4.75	$40,606	6.631	297.39	704	87.0
$50,000.01 - $60,000.00	$30,177,087	569	6.02	$53,035	6.907	297.81	714	91.1
$60,000.01 - $70,000.00	$36,526,678	589	7.28	$62,015	6.980	297.07	718	92.2
$70,000.01 - $80,000.00	$46,923,907	679	9.36	$69,107	7.049	298.26	712	93.3
$80,000.01 - $90,000.00	$35,425,177	447	7.06	$79,251	7.082	297.23	713	92.3
$90,000.01 - $100,000.00	$58,590,111	721	11.68	$81,262	6.729	297.49	704	87.8
$100,000.01 - $125,000.00	$40,130,129	392	8.00	$102,373	6.771	298.13	711	91.7
$125,000.01 - $150,000.00	$53,574,599	450	10.68	$119,055	6.373	297.54	707	84.5
$150,000.01 - $175,000.00	$14,586,553	100	2.91	$145,866	6.359	297.89	714	87.7
$175,000.01 - $200,000.00	$18,054,176	122	3.60	$147,985	5.973	297.63	716	82.2
$200,000.01 - $225,000.00	$13,098,453	74	2.61	$177,006	6.331	297.54	715	85.8
$225,000.01 - $250,000.00	$16,425,655	87	3.28	$188,801	5.785	297.82	715	80.0
$250,000.01 - $275,000.00	$5,341,170	24	1.07	$222,549	6.566	297.75	705	86.7
$275,000.01 - $300,000.00	$15,216,167	73	3.03	$208,441	5.951	297.83	709	80.1
$300,000.01 - $325,000.00	$3,791,550	14	0.76	$270,825	6.348	297.52	725	84.4
$325,000.01 - $350,000.00	$8,550,382	32	1.71	$267,199	5.820	297.59	725	81.8
$350,000.01 - $375,000.00	$3,701,892	12	0.74	$308,491	5.101	297.07	724	82.8
$375,000.01 - $400,000.00	$4,336,786	15	0.86	$289,119	5.617	297.92	708	83.4
$400,000.01 - $425,000.00	$3,402,173	10	0.68	$340,217	6.387	297.30	745	85.7
$425,000.01 - $450,000.00	$2,639,665	10	0.53	$263,966	5.263	298.16	726	82.7

$501,453,931

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$450,000.01 - $475,000.00	$1,917,225	5	0.38	$383,445	6.048	294.95	683	92.8
$475,000.01 - $500,000.00	$12,090,438	39	2.41	$310,011	5.386	297.89	736	77.2
$500,000.01 - $525,000.00	$1,758,422	4	0.35	$439,606	6.744	298.00	713	82.5
$525,000.01 - $550,000.00	$2,019,100	4	0.40	$504,775	5.979	297.93	733	72.1
$550,000.01 - $575,000.00	$564,000	1	0.11	$564,000	6.625	297.00	650	80.0
$575,000.01 - $600,000.00	$2,266,541	5	0.45	$453,308	6.181	298.12	696	87.5
$600,000.01 - $625,000.00	$691,840	2	0.14	$345,920	6.697	299.00	664	81.5
$625,000.01 - $650,000.00	$1,034,000	3	0.21	$344,667	6.256	298.58	665	84.2
$675,000.01 - $700,000.00	$2,086,539	4	0.42	$521,635	7.121	296.92	719	92.3
$700,000.01 - $725,000.00	$1,140,001	2	0.23	$570,001	6.573	299.00	691	93.1
$725,000.01 - $750,000.00	$3,449,373	5	0.69	$689,875	5.806	298.13	711	78.6
$775,000.01 - $800,000.00	$1,400,000	2	0.28	$700,000	6.714	298.57	722	91.4
$875,000.01 - $900,000.00	$2,235,938	4	0.45	$558,984	5.075	297.80	748	76.9
$900,000.01 - $925,000.00	$1,617,200	2	0.32	$808,600	6.506	297.57	734	79.2
$925,000.01 - $950,000.00	$950,000	1	0.19	$950,000	6.500	299.00	625	55.7
$950,000.01 - $975,000.00	$750,000	1	0.15	$750,000	6.625	296.00	761	100.0
$975,000.01 - $1,000,000.00	$6,357,303	9	1.27	$706,367	5.341	296.63	716	80.9
> $1,000,000.00	$3,747,149	5	0.75	$749,430	4.386	296.60	687	80.4
	$501,453,931	5,885	100.00	$85,209	6.537	297.65	711	87.5

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Second	$501,453,931	5,885	100.00	$85,209	6.537	297.65	711	87.5
	$501,453,931	5,885	100.00	$85,209	6.537	297.65	711	87.5

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$501,453,931	5,885	100.00	$85,209	6.537	297.65	711	87.5
	$501,453,931	5,885	100.00	$85,209	6.537	297.65	711	87.5

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2001	$99,745	1	0.02	$99,745	4.500	86.00	700	100.0
2003	$8,820,073	115	1.76	$76,696	5.764	284.37	721	96.3
2004	$492,534,114	5,769	98.22	$85,376	6.551	297.94	711	87.3
	$501,453,931	5,885	100.00	$85,209	6.537	297.65	711	87.5